UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Altisource Asset Management Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

02153X108
 (CUSIP Number)

December 31, 2016
 (Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02153X108	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Boston Provident, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,401
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,401
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,401
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 02153X108	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Orin S. Kramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,456
	6	SHARED VOTING POWER 4,401
	7	SOLE DISPOSITIVE POWER 11,456
	8	SHARED DISPOSITIVE POWER 4,401
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,857
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

Altisource Asset Management Corporation (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

36C Strand Street
Christiansted, United States Virgin Islands 00820
.

Items 2(a)	Name of Person Filing:

This statement is filed by:  (i) Boston Provident, L.P., a Delaware limited partnership (the “General Partner”), with respect to shares of common stock (the “Shares”) of the Company held by Boston Provident Partners, L.P., a Delaware limited partnership (the “BP Fund”), and (ii) Orin S. Kramer, a United States citizen, with respect to Shares beneficially owned by him and the General Partner.  The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosure herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

The General Partner and Mr. Kramer have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b)	Address of Principal Business Office:

261 Glenwood Road
Englewood, New Jersey 06731

Item 2(c)	Citizenship:

The General Partner is organized under the laws of the State of Delaware. Mr. Kramer is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common stock, $0.01 par value (“Common Stock”)

Item 2(e)	CUSIP Number:

02153X108

Item 3	Not Applicable

Item 4	Ownership:

The percentages used herein are calculated based upon the 1,579,722 shares of Common Stock issued and outstanding as of October 28, 2016 as reported on the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended September 30, 2016.

As of the close of business on December 31, 2016:

1. Boston Provident, L.P.
(a) Amount beneficially owned: 4,401
(b) Percent of class: 0.3%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 4,401
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 4,401

2. Orin S. Kramer
(a) Amount beneficially owned: 15,857
(b) Percent of class: 1.0%
(c)(i) Sole power to vote or direct the vote: 11,456
(ii) Shared power to vote or direct the vote: 4,401
(iii) Sole power to dispose or direct the disposition: 11,456
(iv) Shared power to dispose or direct the disposition: 4,401

The General Partner does not directly own any Shares.  By virtue of the General Partner’s position as general partner of the BP Fund, the General Partner maintains voting power and investment power with respect to the Shares held by the BP Fund.  Mr. Kramer controls the General Partner and also maintains sole voting power and investment power with respect to 8,700 Shares held for his own account and 2,756 Shares held for the accounts of his children.  Each of the General Partner and Mr. Kramer disclaim beneficial ownership of any of the securities covered by this statement.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2017

BOSTON PROVIDENT, L.P.

By:  /s/ Orin S. Kramer
Name:  Orin S. Kramer
Title:  Chief Executive Officer

ORIN S. KRAMER

/s/ Orin S. Kramer